Mail Stop 3561

September 13, 2007

Via Fax & U.S. Mail

Mr. James R. Kupferschmid
Principal Executive Officer and Chief Financial Officer
1515 West 20th Street
PO Box 612787
Dallas/Fort Worth International Airport, Texas 75261

> **Re: Kitty Hawk, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 001-32284**

Dear Mr. Kupferschmid:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis, page 31

1. We note that the Executive Overview section of MD&A includes a discussion of the incurrence of substantial fuel costs, the significant increase in fiscal 2006 for these costs and the ability to pass increases to customers in the form of fuel surcharges. As the amounts of fuel surcharge revenues appears to materially vary from period-to-period, in future filings, please revise your results of operations section to provide tabular financial information reflecting this significant component of your revenues separately so that readers can better assess the impact or changes on revenues from this item on a period-to-period basis.   In this regard, you can still present the current tabular information on total revenues that include fuel surcharge revenues with additional tabular information that details the amount of fuel surcharge revenues by period with appropriate disclosure stating this is a significant separate component of revenues included in the amount of total revenues.

Capital Requirements, Capital Resources and Liquidity, page 34

2. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

–Results of Operations, page 43

3. In the Risk Factors section, we note that on February 9, 2007 you began renegotiations with ALPA under the Collective Bargaining Agreement on crew member compensation and your matching contributions to the 401K plan. We also note from your disclosure on page 33 of your Form 10-Q for the quarter ended June 30, 2007 that a settlement was not reached by April 9, 2007 and as of August 15, 2007 the arbitrator's decision has not been returned. In future filings, please provide a complete and clear discussion of this matter in your MD&A section, including any material reasonably expected impact that a new agreement will have on financial condition and results of operations. Your discussion should quantify the expected impact as reasonably practicable. Refer to the guidance in Item 303 of Regulation S-K.

4. Please revise to discuss and analyze results of operations by the operating segments disclosed in note 1 and 16 to the financial statements. For example, please discuss and analyze both revenue and cost of revenue separately for each segment.

Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity, page F-5

5. We note from your statements of stockholders' equity that in 2006 and 2005 you issued common stock related to the exercise of warrants. In light of the fact that you have more than one issuance of warrants that are outstanding, please explain to us, and disclose in future filings, the nature of these transactions including the exercise price of the warrants that were exercised and the amount of cash received, if any. Also, in future filings, please revise the notes to the financial statements to include a table showing the activity of the outstanding warrants during each period for which a balance sheet is presented. Your disclosure should include the information required by Rule 4-08(i) of Regulation SX.

6. We note from your statements of stockholders' equity that 260,308 common shares were issued for the conversion of $208,000 of Series B Redeemable Preferred Stock. In light of your disclosure in Note 4 that the Series B Redeemable Preferred Stock are convertible into shares of common stock at a conversion price of $.9604 per share, subject to adjustment for changes in the Company's capitalization, please tell us how you calculated or determined the conversion price of the Series B Preferred stock converted during 2006. Also, please tell us the nature of the adjustments that may be made to the conversion price and tell us if there is an explicit limit on the number of shares that will be delivered to settle the exercise of the preferred stock. If there is no limit on the number of shares to be delivered, please tell us how you have analyzed the conversion feature as a liability pursuant to EITF 00-19.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

– Inventory and Aircraft Supplies, page F-8

7. We note that in 2005 you increased the reserve for surplus inventory and aircraft supplies by $1.075 million and in 2006 you credited the reserve for $1.497 million. Please explain to us why you believe the reserve for surplus inventory was appropriately stated as of December 31, 2005 and explain to us the nature of the changes that occurred between 2005 and 2006 that resulted in the determination that the reserve should be significantly reduced in 2006.

Note 3. Stock Based Compensation, page F-13

8. In future filings, for <u>each year</u> for which an income statement is provided, please disclose the following:
   - The weighted-average grant-date fair value of equity options or other equity instruments granted during the year.
   - The total intrinsic value of options exercised, share-based liabilities paid, and the total fair value of shares vested during the year.
   See paragraph A240(c) of SFAS No. 123R.

Note 4. Series B Redeemable Preferred Stock, page F-16

9. We note your disclosure that on November 14, 2005 the fair value of the common stock issuable upon conversion of the Series B Redeemable Preferred Stock was greater than the conversion price of the Series B Redeemable Preferred Stock which resulted in a beneficial conversion feature of $.2 million. Please tell us how you calculated the beneficial conversion feature. Include in your response the market price of the common stock on the date of issuance of the Series B Redeemable Preferred Stock.

10. We note your disclosure that the fair value of the warrants was estimated using the Black-Scholes valuation model. Please tell us, and disclose in future filings, the assumptions used in the Black-Scholes valuation used to determine the fair value of the warrants.

Note 10. Aircraft Commitments, page F-23

11. Please revise future filings to include disclosure of rental expense for each period for which an income statement is presented. Rental expense related to non-aircraft commitments such as buildings, trucks and other facilities should similarly be disclosed in Note 11. Also, if these amounts are included in the payments made to Pegasus and the Trust and described in Note 12, please clarify this in your revised disclosure. See paragraph 16 of SFAS No. 13.

Note 10. Aircraft Commitments, page F-23
Note 11. Non-Aircraft Commitments, page F-26

12. Please tell us and revise your accounting policy disclosures in future filings to clarify whether rent expense associated with your aircraft and non-aircraft operating leasing arrangements is recognized on a straight-line basis in

Mr. James R. Kupferschmid

accordance with paragraph 15 of SFAS No.13. If not, please explain why you believe the treatment used is appropriate.

Form 10-Q for the Quarter Ended June 30, 2007

Note 9. Revolving Facility

13. We note that on June 29, 2007 you agreed to cancel the original warrant with Laurus and replaced the warrant with two new warrants. We also note that you determined the aggregated fair value of the new warrants exceeded the fair value of the original warrant by approximately $.1 million. Please tell us, and disclose in future filings, the method and assumptions used to determine the fair value of the warrants issued to Laurus. As part of your response, please include how you determined or calculated the fair value of the original warrant issued on March 29, 2007.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief